L:\secdraft\version4\exhib99.doc

                                                                      EXHIBIT 99

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                      CONSOLIDATED STATEMENT OF INCOME AND
                  AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                  (Unaudited)

                                                             Six Months Ended
                                       Second Quarter            June 30,
                                       1997      1996         1997     1996
                                 (Dollars in Millions Except Per Share Amounts)
Revenues
Net sales
  Outside customers                    $2,931.8 $2,531.2    $5,697.5  $4,970.1
  General Motors and affiliates         1,333.8  1,501.4     2,696.3   2,676.1
Other income - net                        490.1     18.0       500.0     136.4
                                        -------  -------    --------  --------
    Total revenues                      4,755.7  4,050.6     8,893.8   7,782.6
                                        -------  -------     -------  --------

Costs and expenses
Cost of sales and other operating charges,
  exclusive of items listed below       3,325.0  3,094.6     6,541.8   5,891.1
Selling, general, and administrative
  expenses                                436.0    358.0       876.5     658.3
Depreciation and amortization             165.5    129.6       311.6     261.2
Amortization of GM purchase accounting
  adjustments related to Hughes
  Aircraft Company                         30.6     30.6        61.2      61.2
Interest expense - net                     23.8      1.4        27.7       6.6
                                        -------  -------    --------  --------
    Total costs and expenses            3,980.9  3,614.2     7,818.8   6,878.4
                                        -------  -------     -------   -------

Income before income taxes and
  minority interests                      774.8    436.4     1,075.0     904.2
Income taxes                              275.1    172.3       385.3     363.7
Minority interests in net losses
  of subsidiaries                          11.1     11.9        25.7      16.6
                                         ------    -----     -------    ------
    Net income                            510.8    276.0       715.4     557.1
Adjustments to exclude the effect of
  GM purchase accounting adjustments
  related to Hughes Aircraft Company       30.6     30.6        61.2      61.2
                                           ----     ----        ----      ----
    Earnings Used for Computation of
      Available Separate Consolidated
      Net Income                         $541.4   $306.6      $776.6    $618.3
                                          =====    =====       =====     =====

Available Separate Consolidated Net Income
  Average number of shares of General
  Motors Class H Common Stock outstanding
  (in millions) (numerator)               101.0     98.2       100.7      97.8
  Class H dividend base (in millions)
    (denominator)                         399.9    399.9       399.9     399.9
  Available Separate Consolidated
    Net Income                           $136.7    $75.2      $195.8    $151.2
                                          =====     ====       =====     =====

Earnings Per Share Attributable to General
  Motors Class H Common Stock             $1.35    $0.77       $1.94     $1.55
                                           ====     ====        ====      ====


Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
presentation.

Reference should be made to the Notes to Consolidated Financial Statements.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                   June 30,
                                                      1997       December 31,
                                                 (Unaudited)         1996
                                                      (Dollars in Millions
                                                  Except Per Share Amount)
                     ASSETS

Current assets
Cash and cash equivalents                            $1,308.5      $1,161.3
Accounts and notes receivable
  Trade receivables (less allowances)                 1,366.8       1,200.6
  General Motors and affiliates                         106.2         113.4
Contracts in process, (less advances and
  progress payments)                                  2,264.0       2,186.5
Inventories (less allowances)
  Productive material, work in process, and supplies  1,600.3       1,383.1
  Finished product                                      179.5         145.4
Prepaid expenses, including deferred income taxes       704.9         568.1
    Total current assets                              7,530.2       6,758.4

Property-net                                          2,940.9       2,886.6
Telecommunications and other equipment - net          2,289.9       1,133.5
Intangible assets - net                               5,820.1       3,466.0
Investments and other assets - principally at
  cost (less allowances)                              2,564.1       2,235.6
    Total assets                                    $21,145.2     $16,480.1
                                                     ========      ========




              LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
Accounts payable
  Outside                                              $983.9        $896.4
  General Motors and affiliates                          13.4          27.5
Advances on contracts                                   711.0         868.9
Notes and loans payable                                 801.4         248.1
Income taxes payable                                    216.1         132.9
Accrued liabilities                                   1,799.6       2,025.8
                                                      -------       -------
    Total current liabilities                         4,525.4       4,199.6
                                                      -------       -------

Long-term debt and capitalized leases                 2,405.8          34.5
Postretirement benefits other than pensions           1,680.8       1,658.9
Other liabilities and deferred credits                1,788.1       1,386.4
Minority interests                                      644.0          20.8
Redeemable preferred stock of subsidiary                401.5           -

Stockholder's equity
Capital stock (outstanding, 1,000 shares,
  $0.10 par value) and additional paid-in capital     6,357.1       6,347.2
Net income retained for use in the business           3,484.2       2,968.8
                                                      -------       -------
    Subtotal                                          9,841.3       9,316.0
Minimum pension liability adjustment                   (113.5)       (113.5)
Accumulated foreign currency translation adjustments    (28.2)        (22.6)
    Total stockholder's equity                        9,699.6       9,179.9
                                                      -------       -------

    Total liabilities and stockholder's equity      $21,145.2     $16,480.1


Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
presentation.

Reference should be made to the Notes to Consolidated Financial Statements.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

                                                         Six Months Ended
                                                              June 30,
                                                           1997     1996
                                                       (Dollars in Millions)

Net cash (used in) provided by operating activities       $(33.3)  $357.6
                                                           -----    -----

Cash flows from investing activities
  Investment in companies, net of cash acquired         (1,609.5)   (28.7)
  Expenditures for property and special tools             (231.9)  (293.9)
  Increase in telecommunications and other equipment (123.5) (91.2) Proceeds from sale and leaseback of satellite
    transponders with GMAC                                     -    252.0
  Proceeds from disposal of property                        26.1     31.4
  Decrease in notes receivable                              12.4      0.7
Net cash used in investing activities                   (1,926.4)  (129.7)
                                                         -------    -----

Cash flows from financing activities
  Net increase (decrease) in notes and loans payable       549.0   (311.6)
  Increase in long-term debt                             1,761.2     15.3
  Decrease in long-term debt                                (3.3)   (16.5)
  Proceeds from sale of minority interest in subsidiary        -    137.5
  Cash dividends paid to General Motors                   (200.0)  (192.0)
Net cash provided by (used in) financing activities      2,106.9   (367.3)
                                                         -------    -----

Net increase (decrease) in cash and cash equivalents       147.2   (139.4)
Cash and cash equivalents at beginning of the period     1,161.3  1,139.5
                                                         -------  -------
Cash and cash equivalents at end of the period          $1,308.5 $1,000.1
                                                         =======  =======


Reference should be made to the Notes to Consolidated Financial Statements.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

NOTE 1.

  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of only normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the consolidated financial statements and notes thereto included in General Motors' (GM) 1996 Annual Report on Form 10-K, the unaudited information relating to Hughes filed as Exhibit 99 in GM's Quarterly Report on Form 10-Q dated March 31, 1997, and Current Reports on Form 8-K filed subsequent to the filing date for the GM 1996 Annual Report on Form 10-K.

NOTE 2.

  Other income - net for the three and six months ended June 30, 1997 includes a $489.7 million pre-tax gain recognized in connection with the PanAmSat merger (See Note 5). The six month period ended June 30, 1996 amount includes a $120.3 million pre-tax gain from the sale of a 2.5% equity interest in DIRECTV(R) to AT&T.

NOTE 3.

  During the first quarter of 1997, the Company's DIRECTV subsidiary changed the amortization period for certain subscriber acquisition costs related to a consumer rebate and manufacturers' incentive program. Based on guidance from the staff of the Securities and Exchange Commission, the period over which such costs are amortized has been reduced from three years to one year. The amortization period is now equal to the length of the subscriber's prepaid programming commitment. The effect of this change on prior periods was not material.

NOTE 4.

  On January 16, 1997, GM and Hughes announced a series of planned transactions designed to address strategic challenges and unlock stockholder value in the three Hughes business segments. The transactions would include the tax-free spin-off of the Hughes defense business to holders of GM's $1-2/3 par value and Class H common stocks, followed immediately by the tax-free merger of that business with Raytheon Company. The spin-off will not be proposed in a manner that would result in the recapitalization of Class H common stock into $1-2/3 par value common stock at a 120% exchange ratio, as currently provided for under certain circumstances in the GM Restated Certificate of Incorporation, as amended. At the same time, Delco Electronics, the automotive electronics subsidiary of Hughes, would be transferred from Hughes to GM's Delphi Automotive Systems unit. Finally, GM's Class H common stock would be recapitalized into a GM tracking stock linked to the telecommunications and space business of Hughes.

   On July 14, 1997, GM received a ruling from the Internal Revenue Service that it's contemplated spin-off of the Hughes defense business would be tax-free to GM and its stockholders. The planned transactions must be approved by holders of GM $1-2/3 par value and Class H common stocks, among a number of other conditions. In addition, the merger of the Hughes defense business and Raytheon is subject to antitrust clearance and approval by Raytheon stockholders. No assurance can be given that the above transactions will be completed. GM expects to solicit stockholders' approval of the planned transactions during the fourth quarter of 1997, after certain conditions are satisfied.

NOTE 5.

   In May 1997, Hughes and PanAmSat Corporation (PAS) completed the merger of their respective satellite service operations into a new publicly-held company. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. Existing PAS stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1.725 billion. This debt financing was provided by Hughes, which borrowed such funds from GM.

   For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PAS and was accounted for using the purchase method. Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at date of acquisition. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax or $0.80 per share of GM Class H common stock).

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded
                                  (Unaudited)

NOTE 5. (concluded)

   The preferred stock of PAS outstanding at the time of the merger is included in the accompanying balance sheet as redeemable preferred stock of subsidiary. Dividends on such redeemable preferred stock are payable quarterly in arrears. On or after April 15, 2000, the preferred stock is redeemable at the option of PAS, in whole or in part from time to time at a redemption price of 106.375% declining to 100% of liquidation value plus accrued and unpaid dividends. The redeemable preferred stock is subject to mandatory redemption in whole on April 15, 2005, at a price equal to the liquidation preference thereof plus accrued and unpaid dividends. Subject to certain conditions, PAS will be required to exchange all of the outstanding shares of redeemable preferred stock into 12 3/4% Senior Subordinated Notes due 2005. PAS currently expects the redeemable preferred stock to be exchanged for senior subordinated notes in the second half of 1997.

NOTE 6.

  Earnings per share attributable to GM's Class H common stock was determined based on the Available Separate Consolidated Net Income (ASCNI) of Hughes divided by the weighted average number of common shares outstanding. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

  The ASCNI of Hughes for any quarterly period represents the separate consolidated net income of Hughes for such period, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), calculated for such period and multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the quarter (101 million and 98.2 million during the second quarters of 1997 and 1996, respectively) and the denominator of which was 399.9 million during the second quarters of 1997 and 1996.

NOTE 7.

  Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities," or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

NOTE 8.

   As previously reported, Hughes has maintained a suit against the U.S. Government since September 1973 regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On June 17, 1994, the U.S. Court of Claims awarded Hughes damages of $114 million. Because Hughes believed that the record supported a higher royalty rate, it appealed that decision. The U.S. Government, contending that the award was too high, also appealed. On June 19, 1996, the Court of Appeals for the Federal Circuit (CAFC) affirmed the decision of the Court of Claims which awarded Hughes $114 million in damages, together with interest. The U.S. Government petitioned the CAFC for a rehearing. That petition was denied in October 1996. The U.S. Government then filed a petition with the U.S. Supreme Court seeking certiorari. On April 21, 1997 the U.S. Supreme Court, citing a recent decision it had rendered in Warner-Jenkinson v. Hilton Davis, remanded Hughes' suit over the Williams Patent back to the CAFC in order to have the CAFC determine whether the ruling in the Williams Patent matter was consistent with the U.S. Supreme Court's decision in the Warner-Jenkinson case. The previous liability decision of the Court of Claims in the Williams Patent matter, and its $114 million damage award to Hughes, currently remain in effect pending reconsideration of the case by the CAFC. Hughes is unable to estimate the duration of this reconsideration process. While no amount has been recorded in the financial statements of Hughes to reflect the $114 million award or the interest accumulating thereon, a resolution of this matter could result in a gain that would be material to the earnings of GM attributable to Class H common stock.



                                 * * * * * *

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis should be read in conjunction with the Hughes management's discussion and analysis included in GM's 1996 Annual Report to the SEC on Form 10-K, the management's discussion and analysis relating to Hughes included in Exhibit 99 to GM's Quarterly Report on Form 10-Q dated March 31, 1997, and Current Reports on Form 8-K filed subsequent to the filing date for the 1996 Form 10-K. In addition, the following discussion excludes the purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 75).

   Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future action which Hughes intends to pursue to achieve strategic objectives for each of its three principal business segments constitute forward-looking information. The implementation of these strategies and of such future actions and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from the forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, ability to achieve cost reductions, GM's global sourcing strategy with respect to automotive electronics, GM's North American Operations (GM-NAO) volumes, technological risk, and interruptions to production attributable to causes outside Hughes' control.

Transactions Update

  On January 16, 1997, GM and Hughes announced a series of planned transactions designed to address strategic challenges and unlock stockholder value in the three Hughes business segments. The transactions would include the tax-free spin-off of the Hughes defense business to holders of GM's $1-2/3 par value and Class H common stocks, followed immediately by the tax-free merger of that business with Raytheon Company. The spin-off will not be proposed in a manner that would result in the recapitalization of Class H common stock into $1-2/3 par value common stock at a 120% exchange ratio, as currently provided for under certain circumstances in the GM Restated Certificate of Incorporation, as amended. At the same time, Delco Electronics, the automotive electronics subsidiary of Hughes, would be transferred from Hughes to GM's Delphi Automotive Systems unit. Finally, GM's Class H common stock would be recapitalized into a GM tracking stock linked to the telecommunications and space business of Hughes.

    On July 14, 1997, GM received a ruling from the Internal Revenue Service that it's contemplated spin-off of the Hughes defense business would be tax-free to GM and its stockholders. The planned transactions must be approved by holders of GM $1-2/3 par value and Class H common stocks, among a number of other conditions. In addition, the merger of the Hughes defense business and Raytheon is subject to antitrust clearance and approval by Raytheon stockholders. No assurance can be given that the above transactions will be completed. GM expects to solicit stockholders' approval of the planned transactions during the fourth quarter of 1997, after certain conditions are satisfied.

  In May 1997, Hughes and PanAmSat Corporation (PAS) completed the merger of their respective satellite service operations into a new publicly-held company. Hughes contributed its Galaxy satellite services business in exchange for a 71.5% interest in the new company. Existing PAS stockholders received a 28.5% interest in the new company and $1.5 billion in cash. Such cash consideration and other funds required to consummate the merger were funded by new debt financing totaling $1.725 billion. This debt financing was provided by Hughes, which borrowed such funds from GM.

  For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PAS and was accounted for using the purchase method. Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at date of acquisition. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax or $0.80 per share of GM Class H common stock).

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Results of Operations

   Hughes reported second quarter 1997 earnings of $541.4 million, compared with $306.6 million reported in the second quarter of 1996. Excluding the $318.3 million after-tax gain ($0.80 per share of GM Class H common stock) recognized in connection with the PAS merger, earnings decreased 27.2% and earnings per share decreased $0.22 per share from $0.77 per share in the prior year period. The declines were principally due to lower operating margins at Delco
Electronics as a result of reduced GM production volumes related to work stoppages at two key GM assembly plants, and continued price reductions.

   Revenues for the second quarter of 1997 were $4,755.7 million, a 17.4% increase from the $4,050.6 million reported in the second quarter of 1996. Costs and expenses as a percentage of revenues declined to 83.1% from 88.5% in the second quarter of 1996. Income taxes were $275.1 million, or 34.2% of income before income taxes and minority interests, for the second quarter of 1997 compared with $172.3 million, or 36.9% of income before income taxes and minority interests, in the 1996 second quarter.

   Operating profit was $339.1 million for the quarter ended June 30, 1997, a 24.7% decrease from the operating profit of $450.4 million reported during the comparable period in 1996. The operating profit margin was 8.0% for the second quarter of 1997 compared with 11.2% in the second quarter of 1996.

   Telecommunications and Space segment revenues for the quarter ended June 30, 1997 were $1,618.8 million, an increase of 72.1% over revenues of $940.8 million reported in the prior year's second quarter. Excluding the $489.7 million pre-tax gain recognized in connection with the PAS merger, revenues increased 20.0%. The growth was primarily due to continued expansion of the DIRECTV subscriber base in the United States and Latin America, partially offset by lower sales of wireless telecommunications equipment particularly related to the BellSouth Cellular Corp. contract. Operating profit in the second quarter of 1997 was $40.2 million compared with $57.0 million reported in the same period in 1996. This decrease was largely the result of lower wireless telecommunications equipment sales and margins, and start-up operating losses from the Company's Latin American DIRECTV subsidiary, Galaxy Latin America. As a result, second quarter operating profit margin declined to 3.5% in 1997 from 6.0% in 1996.

   The Automotive Electronics segment reported second quarter 1997 revenues of $1,460.6 million, a decrease of 6.0% from revenues of $1,553.8 million for the same period in 1996. The decline reflects a 6.9% decrease in GM vehicles produced in the United States and Canada (excluding joint ventures) primarily related to work stoppages at two key GM assembly plants which resulted in an estimated loss of 96,000 units of production. Also contributing to reduced revenues was a 2.2% decline in Delco-supplied electronic content in these vehicles from $896 to $876 per vehicle. Partially offsetting these reductions was a 10.8% increase in international and non GM-NAO sales to $287 million. Operating profit declined to $134.4 million in the second quarter from $236.4 million in the comparable period in 1996. The decline was primarily due to lower production volumes, price reductions resulting from competitive pricing in connection with GM's global sourcing initiative and the impact from continued international expansion. Second quarter operating profit margin declined to 9.2% from 15.3% in 1996.

   As the principal supplier of automotive electronics to GM-NAO, Hughes' sales of automotive electronics will continue to be heavily dependent on GM's production of vehicles in North America, the level of Hughes-supplied electronic content per GM vehicle, the price of such electronics, and the competitiveness of Hughes' product offerings. In this regard, it is anticipated that competition through GM's global purchasing process will negatively impact Hughes' sales to GM-NAO and result in a decline in the portion of GM-NAO automotive electronics supplied by Hughes. The segment's strategy is to aggressively reduce costs in order to minimize the effect of continuing price reductions and to manage the loss of GM-NAO market share by offering competitive products which increase electronic functionality through a focus on safety, security, communications, and convenience. The segment will also seek to improve its systems capability and cost competitiveness both internally and by developing key design, manufacturing, and marketing alliances and other relationships with mechanical and electrical automotive component suppliers.

   The international market for automotive electronic products is also highly competitive. The segment has refined its strategy for this market to focus on profitable growth as well as increased market share, and accordingly, will seek to enhance the cost competitiveness of its international operations.

   The competitive environment described above is making it increasingly difficult to maintain the level of operating profit margins realized in this segment in recent years as price and volume declines associated with GM's global sourcing initiatives more than offset Hughes' ability to achieve cost reductions. In response to the increased pressure on margins and to enhance future competitiveness, management is taking action to reduce the cost structure of the business. As a result of the factors described above, the operating margin is expected to be at low double digits for the remainder of 1997, and then show modest improvement in 1998 and 1999.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

   The Aerospace and Defense Systems segment reported 1997 second quarter revenues of $1,637.6 million, an 8.5% increase over revenues of $1,509.8 million reported in the same period in 1996. The growth was principally due to additional revenues resulting from the build-up of newer programs, particularly information systems and services programs such as Desktop V, Wide Area Augmentation System, and Hughes Air Warfare Center and the acquisition in March 1997 of the Marine Systems Group of Alliant Techsystems. Operating profit for the second quarter of 1997 increased slightly to $162.8 million compared with $161.4 million for the second quarter of 1996. The operating profit margin in the period decreased to 10.0% as compared to 10.7% in 1996 primarily due to provisions taken on certain air traffic control and training contracts offset in part by strong performance on several radar programs. Future operating profits could be adversely impacted by further reductions in the U.S. defense budget.

Liquidity and Capital Resources

   Cash and cash equivalents at June 30, 1997 were $1,308.5 million, an increase of $147.2 million from the $1,161.3 million reported at December 31, 1996. The increase was primarily due to the positive net impact on cash of $258.8 million as a result of the PAS merger and the proceeds of $697.2 million from short-term commercial paper borrowings under an existing credit facility, partially offset by the acquisition of the Marine Systems Group of Alliant Techsystems, Inc. for $143.3 million, capital expenditures, cash dividends paid to GM, and the repayment of $150.0 million of short-term borrowings.

   The completion of the PAS merger in the second quarter of 1997 had a significant impact on the liquidity and debt of Hughes. Existing PAS cash and non-current marketable securities of $296.9 million and $330.0 million, respectively, were acquired by Hughes as a result of the merger. Total Hughes long-term debt increased by the acquisition financing of $1,725 million provided by GM, as well as the assumption of the existing PAS debt of $613.4 million. Existing redeemable preferred stock of $395.8 million was also assumed in connection with merger; however, such redeemable preferred stock is expected to be exchanged for senior subordinated notes in the second half of 1997.

   Capital expenditures, including expenditures for telecommunications and other equipment, were $361.5 million through June 30, 1997, compared with $397.8 million for the same period in 1996 reflecting decreased expenditures in the Automotive Electronics and Telecommunications and Space segments.

   Long-term debt and capitalized leases were $2,405.8 million at June 30, 1997, consisting primarily of PAS related debt described above. The ratio of long-term debt and capitalized leases to the total of such debt and pro forma stockholder's equity was 25.5% at June 30, 1997 and 0.1% at December 31, 1996

   As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) of 1.66 at June 30, 1997 remained relatively unchanged from
1.69 at December 31, 1996. Working capital increased to $3,004.8 million at June 30, 1997 from $2,558.8 million at December 31, 1996.

   Hughes expects 1997 cash requirements prior to the consummation of the planned transactions to result in additional short-term borrowings of up to $500 million under existing credit facilities.

     Cash flows for the third quarter of 1997 and beyond are expected to be negatively impacted by a change in the credit terms between Delco and GM-NAO for purchases of automotive electronics. In the past, GM-NAO has generally paid Delco for product shipments immediately upon billing. The policy governing Delco/GM-NAO credit terms is being changed such that Delco and GM-NAO will implement credit terms substantially equivalent to those given to GM-NAO's non-affiliated suppliers, beginning in the third quarter of 1997. This change in credit terms will be subject to a four year phase-in period. However, if the spin-off of the Hughes defense business is completed with Delco being transferred to Delphi, the credit terms for Delco will change, effective immediately after such transaction is completed, without any phase-in period.

New Accounting Standards

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an entity classify items of other comprehensive income by their nature in that financial statement. In addition, the accumulated balance of other comprehensive income must be displayed separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. SFAS No. 131

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

New Accounting Standards (concluded)

establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No.
131
requires reporting segment profit or loss, certain specific revenue and expense items and segment assets. It also requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts reported in the financial statements. Restatement of comparative information for earlier periods presented is required in the initial year of application. Interim information is not required until the second year of application, at which time comparative information is required. Hughes will adopt SFAS No. 130 and No. 131 on January 1, 1998, as required.

Security Ratings

   On April 24, 1997, Standard and Poor's Rating Services, a division of McGraw-Hill Companies, Inc., affirmed its security ratings of Hughes and indicated that the security ratings outlook for Hughes remains developing.

Supplemental Data

  The Consolidated Financial Statements reflect the application of purchase accounting adjustments as previously discussed. However, as provided in GM's Restated Certificate of Incorporation, as amended, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $30.6 million for the second quarters of 1997 and 1996. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,662.3 million at June 30, 1997 and $2,723.5 million at December 31, 1996.

  In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA*

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                             Six Months Ended
                                          Second Quarter         June 30,
                                         1997      1996         1997    1996
                                        ------    -------      ------  ------
                                 (Dollars in Millions Except Per Share Amounts)

Total Revenues                         $4,755.7 $4,050.6    $8,893.8  $7,782.6
Total Costs and Expenses                3,950.3  3,583.6     7,757.6   6,817.2
                                        -------  -------     -------   -------
Income before Income Taxes and
  Minority Interests                      805.4    467.0     1,136.2     965.4
Income Taxes                              275.1    172.3       385.3     363.7
Minority Interests in Net Losses
  of Subsidiaries                          11.1     11.9        25.7      16.6
                                           ----     ----        ----     -----

Earnings Used for Computation of
  Available Separate Consolidated
  Net Income                             $541.4   $306.6      $776.6    $618.3
                                          =====    =====       =====     =====

Earnings Per Share Attributable to General
  Motors Class H Common Stock             $1.35    $0.77       $1.94     $1.55



                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


                                                      June 30,    December 31,
                 ASSETS                                 1997          1996
                                                      (Dollars in Millions)

Total Current Assets                                  $7,530.2       $6,758.4
Property - Net                                         2,940.9        2,886.6
Telecommunications and Other Equipment - Net           2,289.9        1,133.5
Intangible Assets, Investments, and Other Assets
   - Net                                               5,721.9        2,978.1
                                                      ---------     ---------
    Total Assets                                     $18,482.9      $13,756.6
                                                      ========       ========

                LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                             $4,525.4       $4,199.6
Long-Term Debt and Capitalized Leases                  2,405.8           34.5
Postretirement Benefits Other Than Pensions,
  Other Liabilities, Deferred Credits, Minority
  Interests and Redeemable Preferred Stock of
  Subsidiary                                           4,514.4        3,066.1
    Total Stockholder's Equity **                      7,037.3        6,456.4
    Total Liabilities and Stockholder's Equity **    $18,482.9      $13,756.6


Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
    presentation.

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

** GM's equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                        PRO FORMA SELECTED SEGMENT DATA

                                                              Six Months Ended
                                          Second Quarter         June 30,
                                         1997      1996         1997    1996
                                        ------   -------       ------   ------
                                              (Dollars in Millions)

Telecommunications and Space
Revenues
  Amount                            $1,618.8    $940.8     $2,628.1  $1,873.6
  As a percentage of Hughes Revenues    34.1%     23.2%        29.6%     24.1%
Net Sales                           $1,138.3    $950.3     $2,157.1  $1,771.3
Operating Profit(1)                    $40.2     $57.0        $47.3    $131.5
Operating Profit Margin(2)               3.5%      6.0%         2.2%      7.4%
Depreciation and Amortization(3)       $66.9     $41.7       $117.2     $87.9
Capital Expenditures(4)               $125.0    $165.3       $219.0    $235.6

Automotive Electronics
Revenues
  Amount                            $1,460.6  $1,553.8     $2,907.1  $2,824.5
  As a percentage of Hughes Revenues    30.7%     38.4%        32.7%     36.3%
Net Sales                           $1,456.9  $1,540.2     $2,890.8  $2,800.4
Operating Profit(1)                   $134.4    $236.4       $280.0    $395.7
Operating Profit Margin(2)               9.2%     15.3%         9.7%     14.1%
Depreciation and Amortization          $55.6     $50.5       $111.8     $99.3
Capital Expenditures                   $36.5     $52.1        $72.3    $102.4

Aerospace And Defense Systems
Revenues
  Amount                            $1,637.6  $1,509.8     $3,284.2  $3,022.2
  As a percentage of Hughes Revenues    34.4%     37.3%        36.9%     38.8%
Net Sales                           $1,635.1  $1,512.0     $3,279.9  $3,014.2
Operating Profit(1)                   $162.8    $161.4       $336.3    $319.3
Operating Profit Margin(2)              10.0%     10.7%        10.3%     10.6%
Depreciation and Amortization(3)       $39.5     $33.3        $76.5     $66.0
Capital Expenditures                   $37.7     $26.6        $68.1     $55.1

Corporate And Other
Operating Profit (Loss)(1)              $1.7     ($4.4)        $0.3    ($10.9)



Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
  presentation.

* The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.

(2) Operating Profit as a percentage of Net Sales.

(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $5.3 million in each of the second quarters and $10.6 million in each of the six-month periods for the Telecommunications and Space segment and $25.2 million in each of the second quarters and $50.4 million in each of the six-month periods for the Aerospace and Defense Systems segment in 1997 and 1996.

(4) Includes expenditures related to telecommunications and other equipment amounting to $72.0 million, $87.9 million, 129.6 million, and $103.9 million, respectively.

               HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

           UNAUDITED SUMMARY PRO FORMA FINANCIAL DATA* - Concluded

                       PRO FORMA SELECTED FINANCIAL DATA

                                                              Six Months Ended
                                         Second Quarter          June 30,
                                         1997      1996         1997    1996
                                        ------    ------      -------  ------
                                  (Dollars in Millions Except Per Share Amounts)

Operating profit                      $339.1    $450.4       $663.9    $835.6
Income before income taxes and
  minority interests                  $805.4    $467.0     $1,136.2    $965.4
Earnings used for computation
  of available separate
  consolidated net income             $541.4    $306.6       $776.6    $618.3
GM Class H dividend base shares (1)    399.9     399.9        399.9     399.9
Stockholder's Equity                $7,037.3  $6,110.1     $7,037.3  $6,110.1
Dividends per share of GM Class H
  common stock                         $0.25     $0.24        $0.50     $0.48
Working capital                     $3,004.8  $2,995.7     $3,004.8  $2,995.7
Operating profit as a percent
  of net sales                           8.0%     11.2%         7.9%     10.9%
Income before income taxes and
  minority interests as a percent
  of net sales                          18.9%     11.6%        13.5%     12.6%
Net income as percent of net sales      12.7%      7.6%         9.3%      8.1%




Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
presentation.

* The summary excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.

(1) GM Class H dividend base shares is used in calculating earnings per share attributable to GM Class H common stock. This is not the same as the average number of GM Class H shares outstanding, which was 101.0 million for the second quarter of 1997 and 98.2 million for the second quarter of 1996.





                                 * * * * * *